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Exhibit 4.1

Working Translation from the French Version / For Information Purposes Only

[EURO DISNEY SCA Letterhead]

To all the Banks

under the Phase IA Credit Agreement
under the Phase IB Credit Agreement
under the Phase IB Advances Agreement

October 17, 2003

Dear Sirs,

        Unless otherwise indicated to the contrary, all terms defined in the Common Agreement dated August 10, 1994, as amended, or in the multi-currency loan and letter of credit agreement dated September 5, 1989, as amended (hereinafter the "Credit Agreement") have the same meaning in this letter.

        In order to establish a transition period through March 31, 2004 (hereinafter the "Period") designed to permit the negotiation of the necessary measures to restore, on a long-term basis, the financial situation of the Euro Disney Group (hereinafter the "Group"), we request, in the name and on behalf of the Borrowers, your agreement to waive, until March 31, 2004 inclusive, your right to invoke, against the Borrowers, any Event of Default or Potential Event of Default due to:

—
non-compliance with the Financial Covenants on September 30, 2003 (Cumulative Gross Operating Profit Ratio and Annual Debt Coverage Ratio),

—
non-compliance with the provisions of the Covenants regarding Authorized Investments on September 30, 2003 due to a possible excess, within the limit of €3 million,

—
non-compliance with the provisions in the Common Agreement relating to the amount of the Guarantee Deposits until April 19, 2004,

—
the reimbursement on October 2, 2003, of the loan made by Prince Alwaleed,

—
the postponement, in accordance with the two letters dated March 28, 2003, of the maturity of royalty payments due to The Walt Disney Company (Netherlands) B.V and the Base Management Fee for the fiscal year 2004,

—
any other Event of Default or Potential Event of Default occurring prior to the date hereof that does not have a material adverse effect on the capacity of the Borrowers to fulfill their obligations under the Bank Debt Agreements, and

—
non-compliance with the obligation to notify the occurrence of any of the above-mentioned events,

(hereinafter, the "Waiver"), it being understood, however, that in no way shall this request be considered in and of itself, on whatever basis,, an implicit or explicit acknowledgement by the Borrowers, of the existence of an Event of Default or Potential Event of Default described above.

        It is understood that the Waiver will not prejudice the exercise of any of your rights under the Credit Agreement in respect of:

—
any Potential Events of Default or Events of Default other than those described above that may have already occurred or may occur, and

—
after March 31, 2004 any Events of Default or Potential Events of Default described above.

1.     Undertakings:

  a)
  Euro Disney SCA undertakes, and the Banks agree, that the total amount of the Guarantee Deposits be € 60 million for each of the two first quarters of fiscal year 2004 (i.e., from October 20, 2003 to April 19, 2004).

    The total amount of the Guarantee Deposits will be increased to € 115,472,166 on October 20, 2003 and the Agents will release the difference, i.e., an amount of € 55,472,166 on the date of effectiveness of the Waiver, such release, which accompanies the additional financial effort granted by The Walt Disney Company ("TWDC") being, with such financial effort, one of the measures intended to permit us to continue our operations in the context of our current exceptional situation; such release will therefore be exceptional.

  b)
  Euro Disney SCA agrees on the principle of engaging experts or financial advisors (collectively, the "Expert") proposed by the Agents to assist them and the Banks during the Period in evaluating the measures proposed by Euro Disney SCA pursuant to paragraph e) below and undertakes to be responsible for the related remuneration. The scope and conditions of the engagement of the Expert will be fixed by mutual agreement of Euro Disney SCA and the Agents.

  c)
  Euro Disney SCA undertakes to pay, on presentation of reasonably detailed documents, all reasonable fees and expenses and any value-added taxed related thereto of the legal counsel of the Agents in connection with the Waiver and during the Period.

  d)
  Euro Disney SCA undertakes to pay to the Agents, on behalf of the Banks, a waiver fee of €10.000 to each of the Banks that has voted, no later than October 28, 2003 on the Waiver, provided that the Waiver has been approved by the Banks and that the waivers described in paragraph 2. b) below have been obtained.

  e)
  Euro Disney SCA undertakes to propose to the Agents, no later than November 26, 2003, a set of measures intended to restore, on a long-term basis, the financial situation of the Group. This set of measures must be coherent, quantified and supported by a model that will be subject to technical verifications by an Expert in accordance with standard practices, which model will be updated from time to time as the negotiations proceed. Euro Disney SCA agrees to use its best efforts to make the negotiations succeed.

        Each of the above-mentioned undertakings is made subject to the effectiveness of the Waiver.

2.     Conditions precedent:

        The effectiveness of the Waiver will be, in the event of approval thereof by the Banks, subject to the occurrence of the following conditions precedent:

  a)
  signature by TWDC and by Euro Disney SCA, duly authorized by its supervisory board, of a credit facility for the benefit of the Group in the form attached as an Annex hereto (hereinafter the "Additional Facility"), no later than November 15, 2003, and

  b)
  waiver by the Caisse des Dépôts et Consignations on the one hand, and by the Phase IB Creditors on the other hand, of the right to enforce any event of default described in the Waiver, in accordance with terms and conditions identical to those of the Waiver.

3.     Termination Events:

        The Waiver will be terminated, if the Agent deems it fit, if one of the following occurs:

  a)
  Euro Disney SCA has not proposed to the Agents, prior to November 26, 2003, a set of measures designed to restore, on a long-term basis, the financial situation of the Group;

  b)
  the Additional Facility is modified without the consent of the Agents, in any manner; or any payment is made by the Borrower pursuant to the Additional Facility or TWDC does not perform its obligations under the Additional Facility;

  c)
  any payment of royalties due to The Walt Disney Company (Netherlands) B.V or of the Management Fee for the fiscal years 2003 or 2004 is made;

  d)
  the waiver fees are not paid by Euro Disney SCA within 15 days following the effectiveness of the Waiver.

4.     Duration

        Subject to the occurrence of one or more of the termination events set forth in paragraph 3 above, the Waiver will be in effect through March 31, 2004 inclusive.

5.     Specific Waiver

        The Additional Facility, subject of the condition precedent set forth in 2. a) above, is subject to the provisions of Article 4 of the Common Undertakings and must, in this respect, be subject to an authorization in accordance with the terms of article 3 of the Common Agreement. Taking into account the serious timing constraints (notably with respect to the release of the Guarantee Deposits) related to the present request, it is not possible to comply with the procedure set forth in the Common Agreement. As a result, Euro Disney S.C.A. requests, in the name and on behalf of the Borrowers, your agreement to waive, irrevocably, your right to invoke against the Borrowers an Event of Default due to non-compliance with the provisions of article 3 of the Common Agreement with respect to the Additional Facility.

        Euro Disney SCA agrees to consider the Additional Facility as a Disney Document for purposes of the Bank Debt Agreements until it is repaid in full.

6.     Representations and Warranties:

  (A)
  Euro Disney SCA represents and warrants to the Banks, who will decide on such basis:

  a)
  that it has full capacity to sign this letter and that its undertakings hereunder are valid undertakings enforceable against it in accordance with their terms;

  b)
  that such undertakings are not, in any material respect, contrary to the laws and regulations applicable to it, or provisions of its bylaws, or any provision in an agreement with which it must comply;

  c)
  that, subject to any Potential Events of Default or Event of Default subject to this Waiver and the Event of Default referred to in 5 above, to its knowledge, there is no other Potential Event of Default or Event of Default, that the Borrowers are not in default under the other Bank Debt Agreements and that Euro Disney SCA is not aware of any event which may result in such a default.

  (B)
  Each Bank voting in favor of the Waiver will be deemed to have represented and warranted to Euro Disney SCA that it has not identified, at the date of its vote, an event or circumstance that is or may be a Potential Event of Default or an Event of Default, other than those mentioned in this letter.

7.     No Novation

        The provisions of the Bank Debt Agreements or of the loan agreements from the Caisse des Dépôts et Consignations relating to the second park which are not modified by this letter continue in full force and effect.

        In accordance with article 56 (V) (2) of the Credit Agreement, it is incumbent upon your Agent to organize the vote of creditors and to set a reasonable delay (taking into account the circumstances) to obtain your vote.

Very truly yours,

Jeffrey R. Speed Senior Vice President and Chief Financial Officer of Euro Disney SA, Gérant of Euro Disney SCA

Attachment: form of credit facility of TWDC

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  Exhibit 4.1